UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2009

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2008 and 2007

(Free translation of original in Spanish)

Report of Independent Accountants

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

ThCh$

-

Thousands of Chilean pesos

US$

-

United States dollars

AR$

-

Argentine pesos

R$

-

Brazilian Reais

ThR$

-

Thousands Brazilian Reais

UF

-

Unidades de Fomento (Chilean inflation-indexed monetary units)

REPORT OF INDEPENDENT ACCOUNTANTS

(Translation of original in Spanish)

Santiago, January 27, 2009

To the Shareholders and Directors

Embotelladora Andina S.A.

We have audited the accompanying consolidated balance sheets of Embotelladora Andina S.A. and its subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (including the corresponding notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The analysis of the financial results and relevant facts attached are not part of these financial statements, and therefore this report is not related to them.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

Eduardo Vergara D.

Id N°: 6.810.153-0

/s/ PricewaterhouseCoopers

Consolidated Balance Sheets

(Figures in ThCh$ of December 31, 2008)

		For the year ended
ASSETS		December 31,
		2008	2007
CURRENT ASSETS	NOTE	ThCh$	ThCh$
Cash		21,250,102	26,957,261
Time deposits	34	81,721,481	53,457,247
Marketable securities	4	26,281,107	52,853,048
Trade accounts receivable (net)	5	46,751,190	48,221,953
Notes receivable (net)	5	14,116,657	15,848,607
Other receivables (net)	5	13,256,520	17,458,395
Accounts receivable from related companies	6	2,942,896	2,011,437
Inventories (net)	7	31,227,350	29,728,197
Recoverable taxes		5,985,290	2,772,754
Prepaid expenses		2,435,882	2,073,543
Deferred income taxes	8	3,637,016	5,700,565
Other current assets	9	6,936,682	24,585,281
TOTAL CURRENT ASSETS		256,542,173	281,668,288

PROPERTY, PLANT & EQUIPMENT	10
Land		20,428,189	18,242,140
Buildings & improvements		125,373,465	107,269,482
Machinery and equipment		299,696,514	250,017,731
Other property, plant & equipment		282,188,795	236,846,369
Technical reappraisal of property, plant & equipment		2,404,632	2,404,632
Less: Accumulated depreciation		(502,897,614)	(431,192,834)
TOTAL PROPERTY, PLANT & EQUIPMENT		227,193,981	183,587,520

OTHER ASSETS
Investments in unconsolidated affiliates	11	29,529,778	27,183,280
Investments in other companies		130,866	145,865
Goodwill (net)	12	65,269,071	62,141,039
Long-term receivables	5	19,862	40,849
Accounts receivable from related companies	6	34,719	54,163
Intangibles		363,969	454,113
Amortization		(200,184)	(277,174)
Others	13	24,072,320	25,719,700
TOTAL OTHER ASSETS		119,220,401	115,461,835
TOTAL ASSETS		602,956,555	580,717,643

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(Figures in ThCh$ of December 31, 2008)

		For the year ended
		December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	NOTE	2008	2007
		ThCh$	ThCh$
Short-term bank borrowings	14	5,819,629	4,302,445
Current portion of long-term bank borrowings	14	226,412	133,251
Current portion of bonds payable	16	2,757,734	7,529,858
Dividends payable		5,756,633	6,327,703
Trade accounts payable		64,183,029	59,443,103
Other creditors		4,736,526	5,432,448
Amounts payable to related companies	6	17,408,733	20,862,345
Provisions	17	3,785,264	3,784,518
Withholdings		23,518,706	22,491,768
Income taxes payable		3,937,065	10,928,616
Unearned income		29,455	507,981
Other current liabilities		1,243,745	1,453,824
TOTAL CURRENT LIABILITIES		133,402,931	143,197,860

Long-term bank borrowings	15	413,452	806,562
Bonds payable	16	77,039,965	80,147,810
Other creditors		55,018	86,641
Amounts payable to related companies	6	3,137,348	3,637,916
Provisions	17	16,762,461	18,434,541
Deferred income taxes	8	11,502,194	13,476,959
Other long-term liabilities	19	13,008,718	13,356,243
TOTAL LONG-TERM LIABILITIES		121,919,156	129,946,672

Minority interest	20	1,385,866	1,401,700

Paid-in capital	21	236,327,716	236,327,716
Other reserves		9,055,154	(12,461,908)
Retained earnings from prior years		100,865,732	82,305,603
Accumulated earnings		23,201,754	12,165,712
Net income for the year		94,835,957	88,864,517
Interim dividends		(17,171,979)	(18,724,626)
TOTAL SHAREHOLDERS’ EQUITY		346,248,602	306,171,411
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		602,956,555	580,717,643

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(Figures in ThCh$ of December 31, 2008)

		For the year ended
		December 31,
		2008	2007
	NOTE	ThCh$	ThCh$

Net sales		847,301,262	693,354,354
Cost of sales		(470,650,678)	(382,730,941)
Gross profit		376,650,584	310,623,413
Administrative and selling expenses		(237,973,984)	(184,850,075)
OPERATING INCOME		138,676,600	125,773,338

Financial income		11,884,239	24,976,389
Share of gain from unconsolidated affiliates	11	1,957,017	1,115,622
Other non-operating income	22	6,349,939	14,687,823
Share of loss from unconsolidated affiliates	11	(77,794)	(302,531)
Amortization of goodwill	12	(7,612,137)	(7,081,410)
Financial expense		(27,576,509)	(13,549,064)
Other non-operating expense	22	(16,431,996)	(11,640,946)
Price level restatement	23	(2,089,483)	(4,947,378)
Exchange gains (losses),net	24	14,988,633	(10,858,860)
NON OPERATING RESULTS		(18,608,091)	(7,600,355)

Income before income tax expense and minority interest		120,068,509	118,172,983
Income taxes	8	(25,248,075)	(29,261,856)
Income before minority interest		94,820,434	88,911,127
Minority interest	20	15,523	(46,610)
NET INCOME FOR THE YEAR		94,835,957	88,864,517

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

(Figures in ThCh$ of December 31, 2008)

	For the year ended
	December 31,
	2008	2007
	ThCh$	ThCh$

Collection of trade receivables	1,190,598,433	938,454,613
Financial income received	32,946,033	22,808,454
Dividend & other distributions received	2,610,500	3,605,338
Other income received	82,504	63,748
Payments to suppliers and personnel	(857,618,760)	(656,566,632)
Interest paid	(22,547,478)	(18,947,076)
Income taxes paid	(30,570,348)	(23,236,665)
VAT and other tax payments	(156,170,034)	(116,837,356)
NET CASH PROVIDED BY OPERATING ACTIVITIES	159,330,850	149,344,424

Borrowings from banks	83,876,548	57,279,061
Dividend paid	(73,505,825)	(85,320,791)
Payments of loans	(82,754,232)	(55,896,597)
Repayments of bonds	(6,909,335)	(14,874,766)
NET CASH USED IN FINANCING ACTIVITIES	(79,292,844)	(98,813,093)

Proceeds from sales of property, plant and equipment	757,650	760,476
Proceeds from sales of other investments	1,060,242	117,971,161
Additions to property, plant & equipment	(67,074,398)	(61,010,625)
Permanent investments	(1,530,709)	(3,976,701)
Investments in financial instruments	(7,484,123)	(19,500,140)
Other investment disbursements	(1,194,233)	0
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(75,465,571)	34,244,171

TOTAL NET CASH FOR THE YEAR	4,572,435	84,775,502
Effect of inflation on cash and cash equivalents	(7,491,133)	(1,224,618)
Net (decrease) increase in cash and cash equivalents	(2,918,698)	83,550,884
Cash and cash equivalents at beginning of period	132,173,790	48,622,906
Cash and cash equivalents at end of year	129,255,092	132,173,790

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

Reconciliation between Net Income and Net Cash Flows

Provided by Operating Activities

(Figures in ThCh$ of December 31, 2008)

	For the year ended
	December 31,
	2008	2007
	ThCh$	ThCh$

Net Income for the year	94,835,957	88,864,517
Income on sale of assets:	(298,348)	345,204
(Gain) loss on sale of property, plant and equipment	(274,757)	159,758
Loss on sale of investments	-	93,163
(Gain) loss on sale of other assets	(23,591)	92,283

Adjustments to net income that do not represent movements of cash	38,733,471	55,860,349
Depreciation	38,057,388	31,742,138
Amortization of intangibles	351,564	258,093
Write-offs and provisions	940,029	1,185,592
Share of gain from unconsolidated affiliates	(1,957,017)	(1,115,622)
Share of loss from unconsolidated affiliates	77,794	302,531
Amortization of goodwill	7,612,137	7,081,410
Price level restatement	2,089,483	4,947,378
Foreign Exchange, net	(14,988,633)	10,858,860
Other credits to income that do not represent cash flows	-	(3,298,942)
Other debits to income that do not represent cash flows	6,550,726	3,898,911

(Increase) decrease in operating assets	36,193,655	(35,532,960)
Trade accounts receivable	14,362,957	(304,974)
Inventories	1,113,953	(5,887,910)
Other assets	20,716,745	(29,340,076)

Increase (decrease) in operating liabilities	(10,118,362)	39,760,704
Accounts payable related to operating income	(30,963,699)	3,215,853
Interest payable	30,553,274	10,170,891
Income taxes payable	(16,440,710)	12,504,263
Other accounts payable related to non-operating income	(1,703,237)	7,685,427
Valued added tax and other similar items	8,436,010	6,184,270

Minority interest	(15,523)	46,610

NET CASH PROVIDED BY OPERATING ACTIVITIES	159,330,850	149,344,424

The accompanying Notes 1 to 35 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2008 and 2007 (figures expressed in ThCh$ of December 31, 2008)

Note 1 - Incorporation in the Securities Register

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046 is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the “SVS”).

Note 2 - Summary of Significant Accounting Principles

a)

Accounting period

The consolidated financial statements cover the period January 1 to December 31, 2008 and are compared to the same period in 2007.

b)

Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS.  In the event of discrepancy, the SVS regulations will prevail.

c)

Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 8.9% according to the variation of the Chilean Consumer Price Index (CPI) and in addition, some minor reclassifications have been made.

d)

Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries.  The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions between them and the unrealized income from inter-company transactions.

In addition, for proper presentation of consolidated net income, the minority shareholders participation in income is shown in the consolidated statements of income under Minority interest.

Holding percentages

The subsidiaries included in the consolidated financial statements and Andina’s direct and indirect holding percentages are as follows:

Company Name	Ownership Interest
	2008			2007
	Direct	Indirect	Total	Total
Abisa Corp S.A.	-	99.99	99.99	99.99
Andina Bottling Investments S.A.	99.90	0.09	99.99	99.99
Andina Inversiones Societarias S.A.	99.99	-	99.99	99.99
Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.99
Embotelladora Del Atlántico S.A.	-	99.98	99.98	99.98
Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	99.99
Servicios Multivending Ltda.	99.90	0.09	99.99	99.99
Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.99
Vital S.A.	-	99.99	99.99	99.99
RJR Investments Corp S.A.	-	99.99	99.99	99.99
Vital Aguas S.A.	56.50	-	56.50	56.50

e)

Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods.  Restatements have been determined on the basis of the percentage variation of the official Chilean Consumer Price Index, “CPI”, issued by the Chilean National Institute of Statistics, which amounted to 8.9% for the period December 1, 2007 to November 30, 2008 (7.4% for the same period of the previous year).

f)

Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end.   Regarding balances subject to indexation, these have been restated by the corresponding restatement index or by the agreed upon terms.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following year end exchange rates:

		2008	2007
		Ch$	Ch$
Unidades de Fomento	(UF)	21,452.57	19,622.66
United States dollars	(US$)	636.45	496.89
Argentine pesos	(AR$)	184.32	157.79
Brazilian Real	(R$)	272.34	280.52
Euro	(€$)	898.81	730.94

g)

Marketable securities

Marketable securities include investments in mutual funds and investment fund quotas, valued at the year end redemption value.

Investments in bonds are valued at the lesser of restated cost plus accrued interest and market value.

h)

Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available for use.  The costs of finished products include all manufacturing costs.  Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.

i)

Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of accounts receivable and on a case-by-case analysis where collection is doubtful.  In the opinion of the Company’s management, the allowances are reasonable and the net balances are recoverable.

j)

Property, plant and equipment

For companies incorporated in Chile, Property, Plant and Equipment is carried at acquisition cost plus price-level restatements. For companies incorporated abroad it has been restated in terms of the variation of the U.S. dollar according to the criteria described in Note 2m.

Technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading “Technical reappraisal of property, plant and equipment”.

Fixed assets to be disposed of are valued at the lower of the net realizable value and book value. Estimated losses are reflected in the consolidated statement of income under Other non-operating expenses.

k)

Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the assets.

l)

Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment.  Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m)

Investments in unconsolidated affiliates

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method.  The Company’s proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants.  The United States (“US”) dollar is the currency used to control these investments and to translate the financial statements of the foreign companies.  Assets and liabilities are translated into Chilean pesos at year end exchange rate, except that non-monetary assets and liabilities and shareholders’ equity are first expressed at their equivalent value in historical US dollars.  Income and expense items are first translated into US dollars at the average exchange rate during the month.

n)

Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, which do not exceed of 20 years.

o)

Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date.  These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)

Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US market and placement of bonds in UF in Chile, which are carried at the issue rate.  The difference in valuation as compared to the effective placement rate is recorded as a deferred asset.  This asset is amortized using the straight-line method over the term of the respective obligations, under Financial Expenses.

q)

Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation.  The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants.  The effects of deferred income taxes existing at the time of the enforcement of the aforementioned Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r)

Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees.  The provision is stated at present value of the projected cost of the benefit, which is discounted at a 4.0% annual rate (7% for the previous year) and a capitalization period using the staff’s expected length of service to their retirement date.

Since the year 2005, the Company maintains a withholding plan for some officers.  A liability is recorded according to the guidelines of this plan.  The plan entitles certain officers of the Company to receive a fixed payment in cash at a predetermined date once he has fulfilled the required years of service.

s)

Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established.  In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in part, and record that effect in operating income of the Company.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)

Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)

Derivative contracts

Derivative contracts include instruments used to hedge the risk of exposure to exchange rate differences as follows:

Derivative instruments used to hedge existing items on the balance sheet are recorded at their fair values.  Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term). Hedge ineffectiveness is recognized in the income statement.

Derivative instruments used to hedge forecasted transactions are recorded at their market values and the changes in their values are accounted for as unrealized gains or losses.  Upon contract expiration, the deferred gains and losses are recorded in the income statements.

v)

Computer software

Corresponds to computer packages currently in use that have a future economic benefit, and are amortized over a period equal to their useful life.

w)

Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x)

Consolidated statement of cash flows

For purposes of preparation of the statement of cash flows, in accordance with Technical Bulletin N°50 of the Chilean Institute of Accountants and circular N°1,501 of the Superintendencia de Valores y Seguros (Chilean

Securities and Exchange Commission) the Company has considered cash equivalent to be investments in fixed-income, mutual funds, short term time deposits (less than 90 days), agreements and financial investments maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

Note 3 - Accounting Changes

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTE 4 - Marketable Securities

	Book-Value
	December 31,
	2008	2007
Type of Instrument	ThCh$	ThCh$
Bonds	0	1,093,768
Mutual funds	15,948,494	2,933,579
Investment funds	10,332,613	48,825,701
Total marketable securities	26,281,107	52,853,048

Mutual funds:
Institution	ThCh$
Fondo Mutuo Banchile	10,512,365
Fondo Mutuo Banco Estado	5,210,000
Fondo Mutuo Royal Bank of Canada	189,977
Fondo Mutuo Itaú Corporate	36,152
Balance mutual funds	15,948,494

Investment funds:
Institution	ThCh$
Citi Institutional Liquid Reserves Limited - USA	10,332,249
DWS Institutional USD Money Plus	364
Balance investment funds	10,332,613

Note 5 – Short and Long-Term Receivables

These balances correspond, almost entirely  to the soft drinks category.  The balance of other accounts receivable mainly corresponds to prepayment to our sugar suppliers.

	CURRENT MATURITIES							LONG TERM
								MATURITIES
	Up to 90 days		More than 90 days up to 1 year		Subtotal	Total current (net)
	2008	2007	2008	2007	2008	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables	46,987,752	47,480,530	693,482	741,423	47,681,234	46,751,190	48,221,953	-	-
Allowance for doubtful accounts	-	-	-	-	930,044	-	-	-	-
Notes receivable	14,048,852	15,535,975	542,857	312,632	14,591,709	14,116,657	15,848,607	-	6,364
Allowance for doubtful accounts	-	-	-	-	475,052	-	-	-	-
Other receivables	12,903,683	17,013,443	507,722	444,952	13,411,405	13,256,520	17,458,395	19,862	34,485
Allowance for doubtful accounts	-	-	-	-	154,885	-	-	-	-
					Total long term receivables			19,862	40,849

Note 6 - Balances and Transactions with Related Companies

Receivable and payable balances with related companies correspond to the following concepts:

1)  Accounts receivable from related companies.

Embonor S.A.: Sale of products

Embotelladora Coca-Cola Polar S.A.: Sale of products

Coca-Cola de Chile S.A.: Advertising agreements.

Company	Short Term		Long Term
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
EMBONOR S.A.	2,152,900	1,414,359	-	-
EMBOTELLADORA COCA-COLA POLAR S.A.	789,996	597,078	-	-
COCA-COLA DE CHILE S. A.	-	-	34,719	54,163
Total	2,942,896	2,011,437	34,719	54,163

2) Amounts payable to related companies:

Coca-Cola de Chile S.A.: Concentrate purchases

Recofarma Indústrias do Amazonas Ltda.: Concentrate purchases

Envases CMF S.A.:  Raw material purchases

Servicios y Productos para Bebidas Refrescantes S.R.L.: Concentrate purchases

Envases Central S.A.: Net balance corresponds to raw materials and finished products transactions.

Envases del Pacífico S.A.: Raw material purchases

Embonor S.A. and Embotelladora Coca-Cola Polar S.A.:  Corresponds to unearned income due to commitments of sale of products of Vital S.A. to those companies, which will be realized in accordance with future deliveries.

Company	Short Term		Long Term
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
COCA-COLA DE CHILE S.A.	6,361,373	6,472,492	-	-
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	4,171,314	8,037,866	-	-
ENVASES CMF S. A.	3,646,434	3,017,602	-	-
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFESCANTES S.R.L.	1,966,127	1,944,621	-	-
ENVASES CENTRAL S. A.	1,085,372	1,250,527	-	-
ENVASES DEL PACIFICO S. A.	178,113	139,237	-	-
EMBONOR S.A.	-	-	2,495,911	2,891,672
EMBOTELLADORA COCA-COLA POLAR S.A.	-	-	641,437	746,244
Total	17,408,733	20,862,345	3,137,348	3,637,916

3) Transactions with related companies

The following table includes the transactions with related companies that exceed ThCh$200,000.

Company	Relation	Transaction	31-Dec-08		31-Dec-08
			Amount	Effect on income (charge) credit	Amount	Effect on income (charge) credit
			ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CENTRAL S.A	Equity Investee	Finished product purchase	16,884,635	-	18,367,877	-
		Sales of raw materials and supplies	1,542,469	264,377	1,826,336	43,374
COCA-COLA DE CHILE S.A.	Shareholder	Concentrate purchases	56,182,488	-	53,718,291	-
		Payment of advertising participation	3,093,037	(3,093,037)	4,498,441	(4,498,441)
		Sales of advertisement	1,741,288	-	3,866,329	-
		Water source rental	2,106,957	(2,106,957)	1,840,945	(1,840,945)
		Other sales	506,184	-	162,265	-
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.	Shareholder related	Concentrate purchases	74,130,645	-	59,719,559	-
		Reimbursements and other purchases	1,600,912	1,600,912	564,452	564,452
		Payment of advertising participation	8,338,355	8,338,355	3,603,391	3,603,391
ENVASES CMF S.A.	Equity Investee	Container purchases	16,178,976	-	17,556,709	-
		Finished product sale	-	-	235,599	-
		Purchase of machinery and equipment	753,032	-	-	-
		Dividend payment	2,700,000	-	3,495,690	-
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES	Shareholder related	Concentrate purchases	36,047,961	-	29,528,611	-
ENVASES DEL PACIFICO S.A.	Director in common	Purchase of raw materials	565,584	-	246,055	-
COCA-COLA EMBONOR S.A.	Shareholder related	Product purchase	147,086	-	304,930	-
		Product sales	155,877	-	304,930	-
EMBONOR S.A.	Shareholder related	Product sales	9,930,915	2,213,915	9,486,954	2,172,482
EMBOTELLADORA COCA COLA POLAR S.A.	Shareholder related	Product sales	5,597,478	648,855	5,623,544	1,128,148
CICAN S.A.	Shareholder related	Finished product purchase	-	-	1,585,970	-
IANSAGRO S.A.	Director in common	Sugar purchases	20,143,018	-	19,137,345	-
VENDOMATICA S.A.	Shareholder related	Sale of finished products	1,569,773	470,932	1,592,767	477,830
BBVA ADMINISTRADORA GENERAL DE FONDOS	Shareholder related	Investment in mutual funds	15,569,414	-	48,472,349	-
BBVA ADMINISTRADORA DE FONDOS		Redemption of mutual funds	15,569,414	-	50,465,829	-

4) Other transactions

Within the normal course of business, in 2006 the Company entered into a future supply agreement with Iansagro S.A. for the purchase of sugar.  This agreement will expire in January 2009.

Note 7 – Inventories

	31-Dec-08			31-Dec-07
	Gross Value	Obsolescence provision	Net value	Gross Value	Obsolescence provision	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Raw materials	15,696,004	(294,555)	15,401,449	12,658,853	(271,496)	12,387,357
Finished products	13,161,294	(188,802)	12,972,492	16,066,578	(609,553)	15,457,025
Products in process	1,528,753	-	1,528,753	1,473,884	-	1,473,884
Raw materials in transit	1,324,656	-	1,324,656	409,931	-	409,931
Total	31,710,707	(483,357)	31,227,350	30,609,246	(881,049)	29,728,197

Note 8 - Income Taxes and Deferred Income Taxes

At the 2008 year end the Company presented taxable retained earnings in the amount of ThCh$94,297,477 including profits with credit resulting form corporate income tax in the amount of ThCh$48,841,105 and profits without credit in the amount of ThCh$45,456,372.

At 2007, the Company did no presented taxable profit or non-taxable profit funds.

Short-term and long-term deferred tax assets and liabilities are shown as net balances in balance sheet.

	31-Dec-08				31-Dec-07
	Assets		Liabilities		Assets		Liabilities
	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term
Temporary differences	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	282,639	107,380	-	-	273,278	93,919	-	-
Vacation provision	228,166	-	-	-	234,461	-	-	-
Production expenses	14,441	-	-	-	3,675	-	-	107,228
Depreciation of property, plant & equipment	-	-	229,643	6,458,230	-	-	176,444	6,249,664
Severance indemnities	78,373	-	13,324	144,126	58,669	-	24,063	186,671
Others	763,828	136,176	189	-	158,689	361,663	27	-
Provision for assets write off	259,293	573,310	-	84,074	763,702	484,385	-	-
Provision for labor and commercial lawsuits	-	1,489,338	-	-	-	1,466,320	-	-
Tax loss carry-forwards	1,640,855	-	-	-	3,543,515	1,861,783	-	-
Local bond issue expenses	-	-	-	89,026	-	-	-	160,113
Contingency allowance	-	328,171	-	-	-	242,897	-	-
Obsolescence of inventories	-	-	-	-	3,456	-	-	-
Provision for participation in income	612,577	-	-	-	861,654	-	-	-
Exchange rate difference (FRN Debt-Brazil)	-	-	-	8,307,796	-	-	-	13,725,941
Unearned income	-	235,518	-	-	-	274,309	-	-
Temporary difference fiscal incentives-Brazil	-	-	-	944,972	-	-	-	-
Others
Complementary accounts, net of amortization	-	-		(1,656,137)	-	-	-	(2,167,382)
Valuation provision					-	-
Total	3,880,172	2,869,893	243,156	14,372,087	5,901,099	4,785,276	200,534	18,262,235

b)

The following table contains information on income taxes at each year-end.

	31-Dec-08	31-Dec-07
	ThCh$	ThCh$
Current tax expense (tax allowance)	(24,098,843)	(25,651,015)
Tax expense adjustment (previous period)	475,296	407,184
Deferred income tax expense/effect over assets or liabilities	(370,733)	(3,074,002)
Amortization of deferred income tax asset and liability complementary accounts	(426,728)	(1,154,338)
Other charges or credits	(827,067)	210,315
Total	(25,248,075)	(29,261,856)

Note 9 - Other Current Assets

	31-Dec-08	31-Dec-07
	ThCh$	ThCh$
Supplies	5,256,491	4,982,160
Cross currency swap	-	18,943,008
Forward agreement over existing inventories	1,039,841	-
Short term bonds discount	251,601	399,755
Wachovia Investment Fund (restricted)	-	99,060
Others	388,749	161,298
Total	6,936,682	24,585,281

Note 10 - Property, Plant and Equipment

Property, plant and equipment consist principally of land, buildings, improvements and machinery. Machinery and equipment includes production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment.  The Company has purchased insurance to cover its fixed assets and inventories.  These assets are geographically distributed as follows:

Chile

:

Santiago, Puente Alto, Maipú, Renca, Rancagua, San Antonio and Rengo

Argentina

:

Buenos Aires, Mendoza, Cordoba, and Rosario

Brazil

:

Rio de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria.

a) Main components of property, plant and equipment
	Balances at December 31, 2008			Balances at December 31, 2007
	Assets	Accumulated depreciation	Net property, plant and equipment	Assets	Accumulated depreciation	Net property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	20,428,189	-	20,428,189	18,242,140	-	18,242,140
Buildings and improvements	125,373,465	(48,630,648)	76,742,817	107,269,482	(39,514,435)	67,755,047
Machinery and equipment	299,696,514	(230,646,026)	69,050,488	250,017,731	(194,875,303)	55,142,428
Other property, plant and equipment	282,188,795	(222,888,898)	59,299,897	236,846,369	(196,072,404)	40,773,965
Technical reappraisal of property, plant & equipment	2,404,632	(732,042)	1,672,590	2,404,632	(730,692)	1,673,940
Total	730,091,595	(502,897,614)	227,193,981	614,780,354	(431,192,834)	183,587,520

b) Other property, plant and equipment
	31-Dec-08	31-Dec-07
	ThCh$	ThCh$
Containers	165,293,135	136,721,552
Refrigerating equipment, promotional items and other minor assets	68,965,582	60,297,712
Furniture and tools	9,768,191	8,539,876
Other	38,161,887	31,287,229
Total other property, plant and equipment	282,188,795	236,846,369

c) Technical appraisal of property, plant and equipment

	Balances at December 31, 2008			Balances at December 31, 2007
	Assets	Accumulated depreciation	Net, property, plant and equipment	Assets	Accumulated depreciation	Net, property, plant and equipment

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Land	1,606,035	-	1,606,035	1,606,035	-	1,606,035
Buildings and improvements	224,844	(163,426)	61,418	224,844	(162,516)	62,328
Machinery and equipment	573,753	(568,616)	5,137	573,753	(568,176)	5,577
Total	2,404,632	(732,042)	1,672,590	2,404,632	(730,692)	1,673,940

d) Depreciation for the year

Depreciation charges for the period amounted to ThCh$ 38,057,388 (ThCh$ 31,742,138 in 2007) of which ThCh$ 27,940,166 (ThCh$ 23,382,788 in 2007) are included under Operating Costs and ThCh$ 10,117,222 (ThCh$ 8,359,350 in 2007) under Sales and Administrative Expenses in the income statement.

Note 11 - Investment in Unconsolidated Affiliates

1.

Investments in unconsolidated affiliates and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective years, are shown in the table attached.

Company	Country	Functional Currency	N° of Shares	Ownership Interest		Equity of companies		Income (loss) for the year		Accrued income		Accounting value		Unrealized income (loss)		Equity value of investment
				2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
				%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ENVASES CMF S.A.	CHILE	Ch$	28,000	50.00	50.00	39,925,454	40,862,049	4,463,405	3,913,408	1,183,591	891,417	19,962,727	20,431,022	1,063,703	1,148,800	18,899,024	19,282,222
HOLDFAB PARTIC. LTDA.	BRAZIL	US$	1,283,158,339	14.73	14.73	48,039,893	29,576,746	3,770,091	753,980	555,409	111,088	7,077,190	4,357,216	-	-	7,077,190	4,357,216
ENVASES CENTRAL S.A.	CHILE	Ch$	1,499,398	49.91	49.91	5,659,273	5,218,453	440,820	10,335	218,017	906	2,824,543	2,604,530	263,152	263,152	2,561,391	2,341,378
KAIK PARTIPACOES	BRAZIL	US$	16,098,919	11.32	11.32	8,765,020	10,622,756	(687,242)	991,284	(77,794)	112,211	992,173	1,202,464	-	-	992,173	1,202,464
CICAN S.A.	ARGENTINA	US$	3,040	0.00	0.00	-	-	-	-	-	(302,531)	-	-	-	-	-	-
Total												30,856,633	28,595,232	1,326,855	1,411,952	29,529,778	27,183,280

Note 11 - Investment in Unconsolidated Affiliates (continued)

The main changes occurred in the reported periods are described below:

In June, 2008 Embotelladora Andina S.A. acquired a 48% ownership interest in Embotelladoras del Sur S.A. for ThCh$753,582.  Subsequent to the acquisition Embotelladora Andina S.A. made a ThCh$386,400 capital contribution to Embotelladoras del Sur S.A

The amounts disbursed by Embotelladora Andina S.A. in the acquisition of and loan to Embotelladoras del Sur S.A., were originally recorded as an intangible since the final purpose is not that of acquiring the company but that of acquiring the rights of distribution of products of the water segment that were previously marketed by Embotelladoras del Sur S.A.

As of December 31, 2008, the Company recorded under Other Non-Operating Income all of the disbursements to Embotelladoras del Sur S.A. due to the fact that it is very difficult to measure future cash flows that the distribution of the water brand Benedictino generates and also because this brand belongs to The Coca-Cola Company.

On October 4, 2007, our subsidiary Rio de Janeiro Refrescos Ltda., acquired a 14.732% ownership interest in Holdfab Participações Ltda., for an amount of ThR$12,831.63.  In turn, Holdfab Participações Ltda. holds a 50% ownership interest in Amarantina Participações S.A.

Centralli Refrigerantes S.A. shows negative equity, which has been duly provided for.

The investment in Kaik Participações Ltda. (Brazil) where Embotelladora Andina S.A. holds an indirect ownership of 11.32% has been accounted for under the equity method, since the Company has a significant influence through one of its directors, who participates in the process of setting policies, operating and financial decision-making in accordance with the ownership structure which is exclusive owned by the Coca-Cola bottlers in Brazil

The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A.  The amount of the reduction is reflected in the following chart.  This transaction will be realized once the property is transferred to a third party different from the group.

The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and that is recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A.

Unrealized income corresponds to transactions between subsidiaries and/or the parent company that have been deducted or added to the category of the originating asset with the following effect on income of the subsidiaries:

Envases CMF S.A. (purchase of property, plant and equipment: bottles): ThCh$ -1,133,210 in 2008  (ThCh$ -1,150,383 in 2007)

Envases Central S.A. (purchase of finished products): ThCh$ -1,997 in 2008 (ThCh$ -4,251 in 2007)

2.

No liabilities have been designated as hedging instruments for investments abroad.

3.

Income likely to be remitted by subsidiaries abroad amounts to US$227 million.

Note 12 - Goodwill

Company	31-Dec-2008		31-Dec-2007
	Amortization during the period	Goodwill balance	Amortization during the period	Goodwill balance
	ThCh$	ThCh$	ThCh$	ThCh$
RIO DE JANEIRO REFRESCOS LTDA.	4,277,729	41,042,712	3,661,090	38,708,727
EMBOTELLADORA DEL ATLÁNTICO S.A.	3,334,408	24,226,359	2,834,930	23,432,312
VITAL S. A.	-	-	585,390	-
Total	7,612,137	65,269,071	7,081,410	62,141,039

Note 13 - Other Long Term Assets

	31-Dec-2008	31-Dec-2007
	ThCh$	ThCh$
Judicial deposits (Brazil)	8,053,225	7,567,714
Transfer fiscal credits (Brazil)	5,545,258	5,937,180
Prepaid expenses	3,303,265	3,592,041
Bond issuance and placement expenses	2,863,744	3,156,095
Spare parts	2,706,343	2,783,765
Non operating assets	1,544,872	2,620,659
Others	55,613	62,246
Total	24,072,320	25,719,700

Note 14 - Short-Term Bank Borrowings

a) SHORT TERM BANK BORROWINGS

	Currency or indexation adjustment
Bank or Financial Institution	Other foreign currencies		Indexed Ch$		TOTAL
	2008	2007	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
BANCO GALICIA	3,742,361	1,820,798	-	-	3,742,361	1,820,798
BANCO DO BRASIL	-	1,099,762	-	-	-	1,099,762
BANCO BBVA	-	-	-	1,381,885	-	1,381,885
BANCO DE CHILE	-	-	1,000	-	1,000	-
BANVO BBVA FRANCES	2,076,268	-	-	-	2,076,268	-
Others	-	-	-	-	-	-
Total	5,818,629	2,920,560	1,000	1,381,885	5,819,629	4,302,445
Principal due	5,429,478	2,885,996	1,000	1,381,885	5,430,478	4,267,881

Annual average interest rate	17.64%	13.47%	8.58%	9.36%
Foreign currency liabilities	99.98%
Local currency liabilities	0.02%

b) LONG TERM BANK BORROWINGS (short term portion)

	Currency or indexation adjustment
Bank or Financial Institution	Other foreign currencies		TOTAL
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
BANCO ALFA	114,657	128,789	3,742,361	1,820,798
BANK BOSTON	-	2,361	-	1,099,762
BANCO VOTORATIM	111,755	2,101	-	1,381,885
Others	-	-	1,000	-
Total	226,412	133,251	5,819,629	4,302,445
Principal due	225,756	129,810	5,430,478	4,267,881

Annual average interest rate	10.51%	11.89%

Foreign currency liabilities	99.98%
Local currency liabilities	-

Note 15 - Long-Term Bank Borrowings

	Currency	Years to maturity			Total long	Annual average interest rate	Total long
Bank or Financial Institution	or indexation adjustment	More than 1 up to 2	More than 2 up to 3	More than 3 up to 5	term at period end 2008		term at period end 2007
		ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
BANCO VOTORANTIM	Other currencies	110,460	112,130	28,116	250,706	9,86%	495,268
BANCO ALFA	Other currencies	114,764	47,982	-	162,746	11,2%	311,294
TOTAL		225,224	160,112	28,116	413,452		806,562

Note 16 – Long and Short-Term Bonds Payable

1.

Current risk rating of bonds is as follows:

BONDS ISSUED IN THE US MARKET

A

:

Rating according to Fitch Ratings Ltd.

BBB+

:

Rating according to Standard & Poor’s

BONDS ISSUED IN THE LOCAL MARKET

AA+

:

Rating according to Fitch Chile Clasificadora de Riesgo Ltda.

AA

:

Rating according to Feller Rate Clasificadora de Riesgo Ltda.

2. Bond repurchases.

During 2000, 2001, 2002, 2007 and 2008, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$350 million of which US$200 million are outstanding and presented deducting the long term liability from the bonds payable account.

3.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2012 and semiannual interest payments. At period end, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

Note 16 – Long and Short-Term Bonds Payable (continued)

The following table contains more information on Bonds Payable:

Instrument subscription or ID N°	Series	Current nominal value	Currency	Interest rate	Maturity date	Term		Par value		Placement in Chile or abroad
						Interest paid	Amortization period	2008	2007
Current portion of bonds payable								ThCh$	ThCh$
Yankee bonds	B	-	US$ Exchange rate	7.625%	01-Oct-27	Semiannual	Oct-27	-	20,630	Abroad
Register 254 SVS June 13, 2001 capital and interest	A	-	UF	6.20%	01-Jun-08	Semiannual	Jun-08	-	7,087,698	Chile
Register 254 SVS June 13, 2001 capital and interest	B	3,700,000	UF	6.50%	01-Jun-26	Semiannual	Dec-09	2,757,734	421,530	Chile
Total current maturities								2,757,734	7,529,858
Long term portion of bonds payable
Yankee bonds	B	-	US$ Exchange rate	7.63%	01-Oct-27	Semiannual	Oct-27	-	1,082,226	Abroad
Register 254 SVS June 13, 2001	B	3,700,000	UF	6.50%	01-Jun-26	Semiannual	Dec-09	77,039,965	79,065,584	Chile
Total long term								77,039,965	80,147,810

Note 17 - Provisions and Write-Offs

	Short term		Long term
Provisions
	2008	2007	2008	2007
	ThCh$	ThCh$	ThCh$	ThCh$
Taxation on banking transactions and social contributions (Brazil)	2,951,934	2,960,789	5,657,876	8,736,653
Staff severance indemnities	789,890	771,827	8,398,043	6,996,957
Contingencies	43,440	51,902	2,706,542	2,700,931
TOTAL	3,785,264	3,784,518	16,762,461	18,434,541

Note 18 - Staff Severance Indemnities

As of December 31, 2008, the Company modified the discount rate of the current value of accrued staff benefits from 7% to 4% in order to adapt to current market conditions.  The impact of this change was a ThCh$954,595 charge to results and is recorded under Other Non Operating Expenses.

	31-Dec-2008	31-Dec-2007
Staff Severance Indemnities	ThCh$	ThCh$
Beginning balance	7,133,867	6,782,257
Provision for the period	3,052,355	1,170,026
Payments	(998,289)	(183,499)
Ending balance	9,187,933	7,768,784

Note 19 – Other Long Term Liabilities

	31-Dec-2008	31-Dec-2007
	ThCh$	ThCh$
Guaranty on containers	10,102,254	9,998,894
Participation acquisition of assets	2,050,828	2,956,920
Advertising agreements	277,787	355,473
Others	577,849	44,956
Total	13,008,718	13,356,243

Note 20 - Minority Interest

	31-Dec-2008	31-Dec-2007
LIABILITIES	ThCh$	ThCh$
Vital Aguas S. A.	1,374,240	1,391,821
Embotelladora del Atlántico S. A.	11,605	9,862
Andina Inversiones Societarias S.A.	21	17
	1,385,866	1,401,700

	31-Dec-2008	31-Dec-2007
INCOME STATEMENT	ThCh$	ThCh$
Vital Aguas S. A.	17,583	(45,786)
Embotelladora del Atlántico S. A.	(2,056)	(817)
Andina Inversiones Societarias S.A.	(4)	(7)
	15,523	(46,610)

Note 21 - Changes in Shareholders’ Equity

The movement in Shareholders’ Equity, Dividend Distribution and Other Reserves is detailed in the following table:

	December 31,2008					December 31,2007
	Paid in Capital	Other Reserves	Accumulated Income	Interim Dividends	Net Income	Paid in Capital	Other Reserves	Accumulated Income	Interim Dividends	Net Income
	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	217,013,513	(11,443,442)	11,171,454	(17,194,331)	81,601,944	202,060,999	1,750,275	10,005,036	(13,438,065)	74,355,094
Distribution of prior year income	-	-	64,407,613	17,194,331	(81,601,944)	-	-	60,917,029	13,438,065	(74,355,094)
Final dividend prior year	-	-	(7,288,372)	-	-	-	-	(8,876,966)	-	-
Translation adjustment reserve	-	21,517,062	-	-	-	-	(13,323,239)	-	-	-
Extraordinary dividend charge to accumulated income	-	-	(47,897,296)	-	-	-	-	(52,040,412)	-	-
Price level restatement	19,314,203	(1,018,466)	2,808,355	(407,925)	-	14,952,514	129,522	1,166,767	(430,277)	-
Income for the year	-	-	-	-	94,835,957	-	-	-	-	81,601,944
Interim dividends	-	-	-	(16,764,054)	-	-	-	-	(16,764,054)	-
Ending balance	236,327,716	9,055,154	23,201,754	(17,171,979)	94,835,957	217,013,513	(11,443,442)	11,171,454	(17,194,331)	81,601,944
Price level restated balances						236,327,716	(12,461,908)	12,165,712	(18,724,626)	88,864,517

Note 21 - Changes in Shareholders’ Equity (continued)

Number of shares
Series	Subscribed shares	Paid in shares	Number of shares with voting rights
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

Capital
Series	Subscribed capital	Paid in capital
	ThCh$	ThCh$
A	118,163,858	118,163,858
B	118,163,858	118,163,858

Other Reserves

Balance of Other Reserves is composed as follows:
	2008	2007
	ThCh$	ThCh$

Reserve for cumulative translation adjustments(1)	7,875,000	(13,642,062)
Reserve for technical reappraisal of property, plant and equipment	71,048	73,276
Other	1,109,106	1,106,878
Total	9,055,154	(12,461,908)

(1)The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:
		Foreign exchange rate generated during the period	Reserve release / realized(*)
	Balance			Balance
Company	01-Jan-08	Investment		31-Dec-2008
	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(8,248,960)	12,621,279	127,703	4,500,022
Embotelladora del Atlántico S. A.	(5,393,102)	6,440,485	2,327,595	3,374,978
Total	(13,642,062)	19,061,764	2,455,298	7,875,000

(*) Reserve realized resulted from dividends paid by our subsidiary Río de Janeiro Refrescos Ltda. and by the capital decrease and dividend distribution of our subsidiary Embotelladora del Atlántico S.A.

Note 22 - Other Non-Operating Income and Expenses

Other non-operating income during the period was as follows:	2008	2007
	ThCh$	ThCh$
Provision reversal	5,221,075	6,317,108
Recovery of prior year taxes	-	2,954,212
Reversal Pis/Cofins provision	-	1,493,997
Guaranty deposits over containers realized	-	382,263
Gain on sale of property, plant & equipment	274,757	-
Other income	854,107	241,301
Sub-total	6,349,939	11,388,881
Translation of financial statements(1)	-	3,298,942
Total	6,349,939	14,687,823

Other non-operating expenses during the period was as follows:
Bank taxes(3)	(2,675,187)	(3,212,981)
Conversion adjustment reserve realized(2)	(2,455,298)	(3,898,911)
Write-off intangible Benedectino	(1,139,981)	-
Obsolescence and write-offs of property, plant and equipment	(1,134,898)	(2,585,519)
Effect of rate exchange over calculation of severance payments	(954,595)	-
Provision for labor and commercial lawsuits	(949,984)	(765,653)
Tax and legal fees	(929,253)	-
One-time previous years territory taxes in Brazil	(405,624)	-
Donations	(339,657)	-
Provision loss of investment in Centralli	(113,628)	-
Loss on sale of property, plant and equipment	-	(159,758)
Others	(1,238,463)	(1,018,124)
Sub-total	(12,336,568)	(11,640,946)
Translation of financial statements(1)	(4,095,428)	-
Total	(16,431,996)	(11,640,946)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N°64 issued by the Chilean Institute of Accountants, which are presented as Other Non Operating Income and/or expenses accordingly.

(2) This refers to the release of conversion adjustment reserves due to dividend payments carried out at our subsidiary Rio de Janeiro Refrescos Ltda. and the remittance of capital and dividend distribution by Embotelladora del Atlántico S.A. during the 2008 and 2007 period, respectively.

(3) This refers to taxes charged in the normal course of business due to banking Accounts movements in our foreign subsidiaries and are not related to the obtainment of financial resources.

Note 23- Price-Level Restatement

	Adjustment index	31-Dec-08	31-Dec-07
Assets - (charges)/credits		ThCh$	ThCh$
Inventories	CPI	115,862	(9,149)
Property, plant and equipment	CPI	9,031,134	6,667,223
Investments in related companies	CPI	11,025,359	11,427,118
Short term accounts receivable from related companies	CPI	4,189,009	813,207
Cash, Time Deposits, Marketable Securities	CPI	3,427,778	1,482,259
Recoverable taxes	CPI	32,877	(37,454)
Sales notes receivable	CPI	-	224
Other current assets	UF	2,015,402	1,121,719
Other current assets	CPI	298,664	145,637
Other long term assets	UF	30,347	15,915
Other long term assets	CPI	508,783	3,666,479
Long term accounts receivable from related companies	CPI	-	10,868
Cost and expense accounts	CPI	11,791,606	8,139,905
Total (charges) credits		42,466,821	33,443,951

Liabilities - (charges)/credits
Shareholders’ equity	CPI	(20,696,167)	(17,226,375)
Short and long term bonds payable	UF	(6,617,149)	(5,516,781)
Short and long term bonds payable	CPI	-	(292,241)
Short term accounts receivable from related companies	UF	-	(1,084,731)
Short term accounts receivable from related companies	CPI	-	(1,028,039)
Other current liabilities	UF	(37,477)	(739,502)
Other current liabilities	CPI	(2,037,750)	(702,377)
Long term accounts receivable from related companies	CPI	(60,622)	(1,128,873)
Other long term liabilities	CPI	(373,822)	(233,848)
Income accounts	CPI	(14,733,317)	(10,438,562)
Total (charges) credits		(44,556,304)	(38,391,329)
Price-level restatement (loss ) gain		(2,089,483)	(4,947,378)

Note 24 - Exchange Gains/Losses

	Currency	31-Dec-08	31-Dec-07
Assets - (charges)/credits		ThCh$	ThCh$
Cash	US$	60,943	(108,090)
Time deposits	US$	6,919,230	(3,696)
Marketable securities (net)	US$	2,670,157	(4,392,844)
Trade accounts receivable	US$	699	(497)
Other debtors (net)	US$	27,133	(4,841)
Accounts receivable related companies	US$	7,396,915	(6,210,037)
Recoverable taxes		117	-
Prepaid expenses	US$	210	(4,756)
Other current assets	US$	(194,180)	351,146
Others	US$	(63,602)	(6,958,272)
Total (charges)/credits		16,817,622	(17,331,887)

Liabilities - (Charges) / credits
Bonds payable	US$	120,655	338,393
Dividends payable		220,499	-
Accounts payable	US$	(2,156,979)	6,277,924
Provisions	US$	(543,930)	25,330
Prepaid income	US$	2,417	36,516
Other current liabilities		-	(445,580)
Other creditors		33,779	-
Accounts payable related companies	US$	494,570	-
Bonds payable long term	US$	-	240,444
Total (charges) credits		(1,828,989)	6,473,027
Exchange gain (loss) on income		14,988,633	(10,858,860)

Note 25 - Share and Debt Security Issue and Placement Expenses

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discounts have all been amortized, as a result of the repurchase of Bonds reported in note 16.

Bonds issued in the local market:

Debt issue costs and interest rate differences net of amortization as of the end of the period amounted to ThCh$3,115,345 and ThCh$3,555,850 in 2007.  Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2008 amounted to ThCh$529,699 and ThCh$429,294 in 2007.

Note 26 - Consolidated Statement of Cash Flows

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

The following table presents an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.

	31-Dec-08	Maturity date	31-Dec-07	Maturity date
	ThCh$		ThCh$
Expected cash outflow
Expenses
Dividend payment	(5,588,018)	28-Jan-09	(6,085,352)	24-Jan-08
Addition to property, plant and equipment	(796,771)	31-Jan-09	(659,349)	31-Jan-08
Addition to property, plant and equipment	(314,156)	15-Feb-09	(5,845,154)	28-Feb-08
Addition to property, plant and equipment	(16,560)	31-Mar-09	(10,919)	31-Mar-08
Total expenses	(6,715,505)		(12,600,774)

Expected cash inflow
Income
Sale of property, plant and equipment	20,645	31-Jan-09	3,283	31-Jan-08
Total income	20,645		3,283

Total net	(6,694,860)		(12,597,491)

Note 27 - Derivative Contracts

Derivative contracts at December 31, 2008 were as follows:

						Hedged item or Transaction			Assets / Liabilities		Effect on income
Derivative	Contract	Value	Maturity period	Specific Item	Position Purchase / Sale	Concept	Amount	Hedged Item Value	Item	Amount	Realized	Unrealized
		ThCh$					ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
FR	CCPE	20,930,012	1st Quarter 2009	US$ Exchange Rate	S	Foreign currency financial investment	20,930,012	21,969,853	Other current assets	1,039,841	1,039,841	0
FR	CCTE	10,250,917	1st Quarter 2009	US$ Exchange Rate	P	Suppliers foreign currency	9,289,170	-	-	0	781,647	180,101
FR	CCTE	1,972,995	2nd Quarter 2009	US$ Exchange Rate	P	Suppliers foreign currency	1,979,885	-	-	0	0	(6,890)

Note 28 - Contingencies and Restrictions

a.

Litigation and other legal actions:

There are various judicial actions and other out-of-court claims pending against the Company incidental to its business and operations. Management believes, based on the opinion of its legal counsel, that none of these proceedings will have a material adverse effect on the Company’s financial position or result of operations.

Current lawsuits and other legal actions are described below.

1)

Embotelladora del Atlántico S.A. faces labor and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,592,099 (ThCh$1,675,693 in 2007).  In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

2)

Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency arising from these lawsuits, amounts to ThCh$1,109,801 (ThCh$1,025,227 in 2007).  In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

3)

Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits.  Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$8,047 (ThCh$22,242 in 2007).   In accordance with its legal counsel’s opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b.

Restrictions

The bond issue and placement on the US market for US$ 350 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder’s equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include: (i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term bonds payable-promissory notes, (iv) short-term portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable.  Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated “Región Metropolitana”, as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company’s Consolidated Operating Cash Flows.

Note 28 - Contingencies and Restrictions (continued)

c.

Direct guarantees

Guarantees at December 31, 2008 are presented on the following table:

					Balances pending at end of period
		Type of guaranty	Assets involved					Guaranty release
Debtor	Relation		Type	Accounting Value	2008	2007	2009	2011
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Mortgage	Real estate	14,333,629	11,059,440	11,391,888	-	-
RIO DE JANEIRO REFRESCOS LTDA.	Subsidiary	Judicial Deposit	Judicial deposit	11,064,316	-	-	-	-
EMBOTELLADORA DEL ATLANTICO S.A.	Subsidiary	Guaranty insurance	Temporary export of molds	10,690	-	-	-	-
EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	-	-	-	-	190,935
EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	-	-	-	12,004	-
EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	-	-	-	1,000	-
EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	-	-	-	1,014	-
EMBOTELLADORA ANDINA S.A.	Parent company	Guaranty receipt	Guaranty Receipt	-	-	-	1,083	-

Note 29 - Guarantees from Third Parties

Guarantees from Third Parties at December 31, 2008 were as follows:

Guarantor	Relationship	Type of Guarantee	Amount	Currency	Transaction

RUSSEL W. COFFIN	Subsidiary	Letter of Credit	39,498,853	US$	Purchase of Nitvitgov Refrigerantes S.A.
CONFAB	Subsidiary	Mortgage	30,000,000	US$	Purchase of Rio de Janeiro Refrescos Ltda.
JUAN PABLO GALVEZ FIGUEROA Y CIA. LTDA.	Parent Company	Receipt	202,400	US$	Supplier agreement
SOC. COM. CHAMPFER	Subsidiary	Mortgage	1,271,139	US$	Distributor credit
ATANOR	Subsidiary	Guaranty Receipt	1,186,492	US$	Supplier
FRANCISCANA DIST.	Subsidiary	Mortgage	1,159,606	US$	Distributor credit
ATANOR	Subsidiary	Guaranty Receipt	889,869	US$	Supplier
ATANOR	Subsidiary	Guaranty Receipt	889,869	US$	Supplier
ATANOR	Subsidiary	Guaranty Receipt	889,869	US$	Supplier
MAC COKE DIST. BEB.	Subsidiary	Mortgage	830,124	US$	Distributor credit
MOTTA DISTRIBUIDORA DE BEBIDAS	Subsidiary	Mortgage	663,243	US$	Distributor credit
AGUIAR DIST. DE BEBIDAS	Subsidiary	Mortgage	650,407	US$	Distributor credit
DIST REAL COLA	Subsidiary	Mortgage	603,338	US$	Distributor credit
AGA S.A.	Parent Company	Receipt	600,000	US$	Supplier agreement
ZULEMAR COMERCIO DE BEBIDAS	Subsidiary	Mortgage	588,361	US$	Distributor credit
ASXT FLUMINENSE DIST. BEBIDAS	Subsidiary	Mortgage	546,855	US$	Distributor credit
ROSAS DE CASIMIRO	Subsidiary	Mortgage	323,492	US$	Distributor credit
SOBERANA DE CARMO DIST BEB	Subsidiary	Mortgage	284,553	US$	Distributor credit
ECOPRENEUR SA	Subsidiary	Guaranty Receipt	212,653	US$	Supplier
CATERING ARGENTINA S.A.	Subsidiary	Guaranty Receipt	149,566	US$	Supplier
TRANSPORTE RIGAR S.R.L.	Subsidiary	Guaranty Receipt	92,159	US$	Supplier
DISTRIBUIDORA DE BEBIDAS CAVARÚ	Subsidiary	Mortgage	80,445	US$	Distributor credit

Note 30 - Local and Foreign Currency

Assets at each year end were composed of local and foreign currencies as follows:

		31-Dec-08	31-Dec-07
Current Assets	Currency	ThCh$	ThCh$
Cash	Non-indexed Ch$	10,055,638	8,169,011
-	US$	1,530,727	2,766,917
-	AR$	2,360,387	2,124,049
-	R$	7,303,350	13,897,284
Time Deposits	Indexed Ch$	50,362,710	-
-	Non-indexed Ch$	17,580,668	53,329,846
-	US$	13,746,768	-
-	R$	31,335	107,720
-	AR$	-	19,681
Marketable Securities (Net)	US$	10,272,390	47,632,428
-	AR$	-	1,957,438
-	Non-indexed Ch$	15,948,493	3,263,182
-	R$	60,224	-
Trade Accounts Receivable (Net)	Non-indexed Ch$	20,717,340	20,936,941
-	US$	846,632	31,363
-	AR$	4,153,781	3,784,799
-	R$	21,033,437	23,468,850
Notes Receivable	Non-indexed Ch$	10,539,242	10,704,319
-	AR$	809,799	799,204
-	R$	2,767,616	4,345,084
Other Debtors (Net)	Non-indexed Ch$	4,620,778	5,233,304
-	US$	118,809	105,465
-	AR$	3,863,836	2,424,822
-	R$	4,653,097	9,694,804
Notes Receivable Related Companies	Non-indexed Ch$	2,942,896	2,011,437
Inventories (Net)	Indexed Ch$	5,350,065	8,246,100
-	Non-indexed Ch$	2,932,137	643,260
-	US$	1,272,903	1,111,274
-	AR$	9,044,295	5,986,809
-	R$	12,627,950	13,740,754
Recoverable Taxes	Non-indexed Ch$	4,281,301	456,541
-	AR$	722,306	410,121
-	R$	224,776	1,906,092
-	Indexed Ch$	756,907	-
Prepaid Expenses	Non-indexed Ch$	1,292,325	1,131,043
-	US$	-	5,903
-	AR$	257,222	215,300
-	R$	886,335	721,297
Deferred Taxes	Non-indexed Ch$	504,165	830,572
-	AR$	603,255	-
-	R$	2,529,596	4,869,993
Other Current Assets	Indexed Ch$	734,295	364,476
-	Non-indexed Ch$	1,607,162	961,454
-	US$	1,284,604	19,580,228
-	AR$	1,018,330	798,437
-	R$	2,292,291	2,880,686
Property, Plant and Equipment
Property, Plant and Equipment	Non-indexed Ch$	100,413,577	94,748,904
-	US$	126,780,404	88,838,616
Other Assets
Investments in Related Companies	Indexed Ch$	21,460,416	21,623,604
-	R$	8,069,362	5,559,676
Investments in Other Companies	Indexed Ch$	57,335	49,783
-	US$	73,531	96,082
Goodwill	Non-indexed Ch$	-	1,181,913
-	US$	65,269,071	60,959,126
Long Term Debtors	Indexed Ch$	8,542	16,313
-	AR$	11,320	18,172
-	R$	-	6,364
Notes Receivable Related Companies	Non-indexed Ch$	34,719	54,163
Intangibles	US$	363,969	431,897
-	Indexed Ch$	-	22,216
Amortization	US$	(200,184)	(277,174)
Others	Non-indexed Ch$	2,928,034	3,969,640
-	Non-indexed Ch$	1,526,957	1,852,352
-	US$	10,880	432,981
-	AR$	3,465,720	3,227,327
-	R$	16,140,729	16,237,400
Total Assets	Non-indexed Ch$	194,997,398	205,508,242
	US$	221,370,504	221,715,106
	AR$	26,310,251	21,766,159
	R$	78,620,098	97,436,004
	Indexed Ch$	81,658,304	34,292,132

Note 30 - Local and Foreign Currency (continued)

Current liabilities at each year end denominated in local and foreign currencies were as follows:

		Up to 90 days				90 days to 1 year
		31-Dec-08		31-Dec-07		31-Dec-08		31-Dec-07
	Currency	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Long term bank liabilities	Non-Indexed Ch$	1,000	8.58%	1,381,885	9.36%	-		-
-	AR$	3,742,361	17.93%	1,820,798	11.55%	-		-
-	R$	-		-		2,076,268	17.93%	1,099,762	6.75%
Long term bonds payable	R$	-		-		226,412	10.51%	133,251	11.89%
Bonds payable	Indexed-Ch$	-		-		2,757,734	6.50%	7,509,228	6.20%
-	US$	-		20,630	7.63%	-		-
Dividends payable	Non-Indexed Ch$	5,750,359		6,323,012		-		-
-	AR$	6,274		4,691		-		-
Accounts payable	Non-Indexed Ch$	30,688,865		26,578,736		-		-
-	US$	3,643,944		2,783,063		-		-
-	AR$	14,303,242		12,630,585		-		-
-	R$	15,536,490		17,434,483		-		-
-	EURO$	10,488		16,236		-		-
Other creditors	US$	114,039		96,956		-		-
-	AR$	147,890		60,040		92,780		103,992
-	R$	4,379,364		5,171,460		-		-
-	Non-Indexed Ch$	2,453		-		-		-
Notes and accounts payable related companies	Non-Indexed Ch$	11,271,292		9,629,331		-		-
-	AR$	1,966,127		3,279,934		-		-
-	R$	4,171,314		7,953,080		-		-
Provisions	Non-Indexed Ch$	797,936		823,728		-		-
-	R$	-		-		2,987,328		2,960,790
Withholdings	Non-Indexed Ch$	11,250,895		8,704,310		-		-
-	US$	-		-		-		-
-	AR$	9,642,292		6,497,673		-		-
-	R$	-		-		2,625,519		7,289,785
Income taxes	Non-Indexed Ch$	-		8,294,337		-		-
-	Indexed-Ch$	922,210		369,755		-		-
-	AR$	1,638,214		1,595,535		-		-
-	R$	-		-		1,376,641		668,989
Unearned income	Non-Indexed Ch$	29,455		507,981		-		-
Other current liabilities	Non-Indexed Ch$	1,243,745		1,453,824		-		-
Total current liabilities	Non-Indexed Ch$	61,036,000		63,697,144		-		-
	AR$	31,446,400		25,889,256		92,780		103,992
	R$	24,087,168		30,559,023		9,292,168		12,152,577
	Indexed-Ch$	922,210		369,755		2,757,734		7,509,228
	US$	3,757,983		2,900,649		-		-
	EURO$	10,488		16,236		-		-

Note 30 - Local and Foreign Currency (continued)

Long term liabilities at December 31, 2008 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long term bank liabilities	$R	413,452	10.53%	-		-		-
Long term bonds payable	Indexed Ch$	5,029,526	6.50%	9,338,197	6.50%	29,345,444	6.50%	33,326,798	6.50%
Other creditors	$AR	55,018		-		-		-
Notes and accounts payable related companies	Non-indexed Ch$	3,137,348		-		-		-
-	$R	-		-		-		-
Provisions	Indexed Ch$	-		-		-		7,511,053
-	Non-indexed Ch$	886,993		-		-		-
-	$AR	1,592,099		-		-		-
-	$R	6,772,316		-		-		-
Deferred taxes	Non-indexed Ch$	104,378		-		-		-
-	$AR	-		1,053,297		-		-
-	$R	10,344,519		-		-		-
Other liabilities	Non-indexed Ch$	-		-		4,935,813		-
-	$AR	-		360,495		3,244,450		-
-	$R	4,467,960		-		-		-
Total long term liabilities	$R	21,998,247		-		-		-
	Indexed Ch$	5,029,526		9,338,197		29,345,444		40,837,851
	$AR	1,647,117		1,413,792		3,244,450		-
	Non-indexed Ch$	4,128,719		-		4,935,813		-

Long term liabilities at December 31, 2007 were composed of local and foreign currencies as follows:

	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Long term bank liabilities	$R	806,562		-		-		-
Long term bonds payable	US$	-		-		-		1,082,226	7.63%
Other creditors	Indexed Ch$	6,976,375	6.50%	9,301,833	6.50%	23,254,599	6.50%	39,532,777	6.50%
Notes and accounts payable related companies	$AR	86,641		-		-		-
-	Non-indexed Ch$	3,637,916		-		-		-
Provisions	Indexed Ch$	-		-		-		6,166,592
-	Non-indexed Ch$	830,365		-		-		-
-	$AR	1,675,692		-		-		-
-	$R	9,761,892		-		-		-
Deferred taxes	Non-indexed Ch$	567,918		-		-		-
-	$R	12,431,155		-		-		-
-	$AR	477,886		-		-		-
Other liabilities	Non-indexed Ch$	-		-		6,015,610		-
-	$AR	-		241,289		2,216,547		-
-	$R	4,882,797		-		-		-
Total long term liabilities	$R	27,882,406		-		-		-
	US$	-		-		-		1,082,226
	Indexed Ch$	6,976,375		9,301,833		23,254,599		45,699,369
	$AR	2,240,219		241,289		2,216,547		-
	Non-indexed Ch$	5,036,199		-		6,015,610		-

Note 31 – Penalties

The Company has not been subject to penalties by the SVS or any other administrative authority.

Note 32- Subsequent Events

There are no financial or other matters to be reported which have occurred between the closing period of December 31, 2008 and the date of preparation of these financial statements that may have an impact over Company assets, liabilities and/or results.

Note 33 – Environment

The Company has disbursed ThCh$3,630,807 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies.  Future commitments, which are all short-term and for the same concepts, amount to ThCh$2,381,600.

Note 34 – Time Deposits

The Company and its subsidiaries have invested in time deposits that are valued at the restated cost plus accrued interests as of the closing date of these financial statements, according to the following table:

Financial Institution	Currency	Rate	31-Dec-08	31-Dec-07
			ThCh$	ThCh$
BANCO SANTANDER	UF	2.42%	14,993,599	-
BANCO BCI		$8.88%	8,790,334	-
BANCO BCI		$8.88%	8,790,334	-
BANCO BBVA	UF	2.90%	8,256,963	-
BANCO BBVA	UF	9.50%	7,538,359	-
ROYAL BANK OF CANADA	US$	2.73%	7,320,119	-
BANCO CHILE	US$	3.78%	6,426,649	-
BANCO ITAÚ	UF	6.50%	6,235,414	-
BANCO CHILE	UF	2.00%	5,627,843	-
BANCO ITAÚ	UF	9.50%	3,311,459	-
BANCO CHILE	UF	3.40%	2,314,341	-
BANCO CHILE	UF	1.20%	2,084,732	-
BANCO VOTORANTIM	R$	13.61%	31,335	107,063
BANCO Citibank	R$	0.00%	-	657
BANCO SANTANDER		$4.64%	-	7,845,639
BANCO CHILE		$4.70%	-	14,542,665
BANCO CHILE		$4.70%	-	709,306
BANCO SANTANDER		$4.64%	-	7,407,267
BANCO SANTANDER		$4.65%	-	15,251,908
BANCO CHILE		$4.70%	-	7,573,061
BBVA BANCO FRANCÉS	AR$		-	19,681
		TOTAL	81,721,481	53,457,247

Note 35 – Implementation of International Accounting Standards

It is of public knowledge that the country is committed to the development of a convergence plan to fully adopt International Financial Reporting Standards (IFRS), based on a progressive calendar as from year 2009.   In accordance with the regulations established by the Chilean Institute of Accountants on this matter and what has been specifically established by circulars N°427 and N°485 of the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission), the Company has chosen to present its financial statements for the year ended December 31, 2009 under the current norm, including only as pro-forma information within the 2009 the financial statements, the information adjusted in accordance to international accounting standards.

Consequently, 2010 will be the first year in which the Company will perform a complete application of IFRS. The Company is developing a plan to integrally face the impacts of this change.

Material Events

During the period between January 1, 2008 and December 31, 2008, the following material events were filed:

1.- New Bottler Agreement with Coca-Cola

Embotelladora Andina S.A. signed a new Bottler Agreement for its Chilean operations for a term of 5 years beginning January 1, 2008.

The new agreement, called NEWBA, does not significantly differ from the agreement previously signed by Andina´s bottlers in the other countries where it has operations.

2.- Regular Shareholders’ Meeting Resolutions

The following was resolved at the Regular General Shareholders’ Meeting of Embotelladora Andina S.A., held yesterday, April 15, 2008 (hereinafter the “Meeting”), among other matters:

1.

The distribution of the following amounts as Final Dividend N° 160, on account of the fiscal year ending December 31, 2007:

•

Ch$9.130 (nine pesos and one hundred and thirty cents) per Series A shares; and

•

Ch$10.043 (ten pesos and forty three cents) per Series B shares.

This dividend will be available to shareholders beginning April 24, 2008. Regarding payment of this dividend, the Shareholders’ Registry will close on April 18, 2008.

2.

The distribution of an Additional Dividend N° 161 on account of retained earnings:

•

Ch$60.00 (sixty pesos) per Series A shares; and

•

Ch$66.00 (sixty six pesos) per Series B shares.

This dividend will be available to shareholders beginning May 14, 2008. Regarding payment of this dividend, the Shareholders Registry will close on May 8, 2008.

3.- Board Appointments and Committees

The following resolutions were adopted at the Regular Board of Directors Meeting held April 22, 2008:

1.

Mr. Arturo Majlis Albala was appointed new Vice-Chairman of the Board of the Company.

2.

The Executive Committee was elected, comprised of regular directors José Antonio Garcés Silva, Arturo Majlis Albala, Gonzalo Said Handal and Salvador Said Somavía.

This Committee is also comprised, by virtue of office, by Mr. Juan Claro González, Chairman of the Board, and Mr. Jaime García Rioseco, Chief Executive Officer of the Company.

3.

Also elected was the Director’s Committee in accordance with Article 50-bis of Chilean Corporate Law, comprised of the regular directors Juan Claro González, Salvador Said Somavía and Heriberto Urzúa Sánchez.  Mr. Claro will continue to be the Chairman of this Committee.

4.

Additionally, Juan Claro González, Salvador Said Somavía and Heriberto Urzúa Sánchez were appointed members of the U.S. Sarbanes-Oxley Audit Committee.  Mr. Claro will continue to be the Chairman of this Committee.

4.- Acquisition or Sale of Assets or Shares

On June 3, 2008 Embotelladora Andina S.A. together with Coca-Cola Embonor S.A. and Coca-Cola Polar S.A. (hereinafter the “Bottlers”) acquired 100% of the shares of Embotelladoras del Sur S.A. by means of a Stock Purchase Agreement among the Bottlers, Malterías Unidas S.A. and Mr. Eduardo Chadwick Claro.  Of the total percentage, Embotelladora Andina S.A. acquired 48% of the shares of Embotelladoras del Sur S.A. for a total of Ch$753,581,576.    Simultaneous to the Purchase Agreement, the Bottlers entered into a Shareholders’ Agreement in order to regulate their participation in Embotelladoras del Sur S.A.

5.- Changes in Management Corporate

Embotelladora Andina S.A. announced that as of March 1, 2009 the Company’s current Chief Operating Officer, Mr. Michael Cooper, will become Chief Development Officer. Mr. Renato Ramirez, current General Manager of the Company’s Bottling Operation in Chile will become the new Chief Operating Officer.

On January 27, 2009 the Company’s Board of Directors appointed Mr. Abel Bouchon Silva as General Manager of the Company’s Bottling Operation in Chile.

Dividends Distributed during the period ended December 31, 2008

Number	Payment date	Ch$ per Series A shares	Ch$ per Series B shares

159	January 24 2008	7.00	7.70
160	April 24 2008	9.13	10.043
161	May 14 2008	60.00	66.00
162	July 31 2008	7.00	7.70
163	October 23 2008	7.00	7.70
164	January 28 2009	7.00	7.71

Analysis of Results for the Fourth Quarter of 2008 and the Year Ended December 31, 2008

 All figures are expressed under Chilean GAAP and in constant Chilean pesos as of December 2008, therefore all variations are in real terms over an 8.9% annual inflation (December 2007 through December 2008.)

Highlights

•

Operating Income reached Ch$41,822 million during the Fourth Quarter of 2008, an 11.4% increase in real terms compared to the same period of the previous year.  Operating Margin was 18.5%.

•

Consolidated Sales Volume for the Fourth Quarter amounted to 132.1 million unit cases, remaining flat regarding the same period last year.

•

Fourth Quarter EBITDA totaled Ch$50,904 million, a 7.9% decrease in real terms compared to the Fourth Quarter of 2007. EBITDA Margin was 22.5%.

•

Net Income for the Fourth Quarter of 2008 reached Ch$39,348 million, 12.9% higher than the figure recorded in the Fourth Quarter of 2007.

•

Consolidated Operating Income reached Ch$138,677 million during the period ended December 31, 2008, 10.3% higher in real terms than the figure recorded as of September 30, 2007.  Operating Margin was 16.4%.

•

Consolidated Sales Volume for the period ended December 31, 2008 totaled 454.6 million unit cases, an increase of 3.0% compared to 2007.

•

Consolidated EBITDA for the period ended December 31, 2008 amounted to Ch$176,734 million, an increase of 12.2% in real terms.  EBITDA Margin was 20.9%.

•

Net Income for the Full Year ended December 31, 2008 reached Ch$94,836 million, 6.7% higher in real terms than the figure reported for the Full Year ended December 31, 2007.

Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

“In spite of the effects triggering the world-wide economic contraction of our business during this last quarter, we are proud of the solid financial position reached by Embotelladora Andina in its operations. We have consolidated a market of over 37 million inhabitants, through strong leadership given by the best brand in the world, thorough knowledge of the local reality in each one of the countries in which we are present, a diversified portfolio of products supported by constant innovation in launchings and formats and, over six thousand employees committed to growth. We are confident that we will reach the goals established for the new year, and once this crisis ends, that we will continue with good growth rates.“

CONSOLIDATED SUMMARY

Fourth Quarter 2008 vs. Fourth Quarter 2007

Consolidated Sales Volume for the Fourth Quarter of 2008 reached 132.1 million unit cases, remaining flat with respect to the same period of last year.

Net Sales amounted to Ch$226,040 million, representing a 4.6% improvement in real terms compared to the Fourth Quarter of 2007, mainly due to price adjustments and a favorable exchange rate upon translation of figures in the case of Argentina.

Cost of Sales per unit case increased 10.9%, mainly explained by: (i) higher concentrate costs in our Brazilian and Argentine franchises due to price increases and in Chile given the new bottler incidence agreement; (ii) increased labor costs in Chile and Argentina; (iii) higher depreciation in the three of our operations, and (iv) increased costs of principal raw materials, mainly due to the devaluation of the three currencies during the quarter. All of which was partially offset by the lower price of sugar in Chile and Brazil resulting from negotiations with suppliers.

SG&A expenses increased 7.5%, as a result of higher freight fees, increased labor costs in Chile and Argentina, increased advertising investments due to launchings during the quarter, in addition to the effect upon translation of figures of our Argentine operation.

Flat volumes and the previously explained effects over expenses and costs resulted in a Consolidated Operating Income of Ch$41,822 million, an 11.4% decrease in real terms compared to the Fourth Quarter of 2007. Operating Margin was 18.5%.

Consolidated EBITDA amounted to Ch$50,904 million, decreasing 7.9% in real terms compared to the same period of the previous year. EBITDA Margin was 22.5%.

Full Year ended December 31, 2008 vs. Full Year ended December 31, 2007

The average 6.5% and 0.4% appreciation of the Brazilian real and Chilean peso, respectively has had a positive impact over our U.S. dollar-denominated costs.  The Argentine peso presented average 1.6% devaluation.  The closing exchange rate of the Chilean peso presented a devaluation of 28.1% with respect to 2007, and had a positive impact upon the translation of figures for cash flows generated in Brazil and Argentina.

Consolidated Sales Volume amounted to 454.6 million unit cases, an increase of 3.0%.  Soft Drinks increased 2.2%, while the other categories of, Juices, Waters and Beer together increased by 11.4%, driven by several launchings during the year.

Net Sales amounted to Ch$847,301 million, 22.2% higher than 2007 in real terms.  Resulting from higher volumes, price adjustments in the three countries where we operate and in the case of Brazil and Argentina, a favorable exchange rate upon translation of figures.

Cost of Sales per unit case increased 19.4% compared to the Full Year ended December 31, 2007, mainly explained by the previously-mentioned circumstances during the Quarter and the effect upon translation of figures for the cases of Brazil and Argentina.

On the other hand, SG&A expenses increased 29.2% as a result of higher volumes, a one-time effect over labor costs  and increased freight fees, which rose due to higher labor costs and fuel prices as well as road blockages in Argentina due the agricultural workers’ strike. In addition these expenses were impacted by the effect upon translation of figures of our operations in Brazil and Argentina, and increased advertising investments in our Argentine operation.

Consolidated Operating Income amounted to Ch$138,677 million, a 10.3% increase in real terms compared to the Full Year ended December 31, 2007. Operating Margin was 16.4%, a decrease of 170 basis points.

Consolidated EBITDA amounted to Ch$176,734 million, an increase of 12.2% in real terms. EBITDA Margin was 20.9%.

SUMMARY BY COUNTRY

CHILE

Fourth Quarter 2008 vs. Fourth Quarter 2007

During the Fourth Quarter of 2008 Sales Volume amounted to 46.9 million unit cases, a 0.7% growth compared to the same period of the previous year.

Net Sales amounted to Ch$80,820 million, reflecting a growth of 0.7%, with a real average income per unit case remaining flat regarding 2007.  During the quarter we launched Fanta Limón and Dasani Anti Ox

Cost of Sales per unit case increased 3.9%.  This increased cost is mainly explained by increased concentrate costs (resulting from a higher incidence), increased depreciation (new Distribution Centers and blowing line) and by the negative effect of the 27.3% average devaluation of the Chilean peso during the period over all U.S. dollar-denominated raw materials. These factors were partially offset by lower prices of sugar and PET resin.

SG&A expenses increased 7.4%, due to increased freight fees and a one-time expense resulting from internal restructurings that in the long run will translate into benefits.

Flat volumes and the previously explained effects over expenses and costs, resulted in an Operating Income of Ch$19,527 million, an 11.7% decrease in real terms compared to the Fourth Quarter of 2007.  Operating Margin was 24.2%.

EBITDA amounted to Ch$23,416 million representing an 8.8% decrease in real terms compared to the EBITDA figure recorded during the same period of the previous year.  EBITDA Margin was 29.0%.

Full Year ended December 31, 2008 vs. Full Year ended December 31, 2007

For the Full Year ended December 31, 2008, Sales Volume amounted to 158.5 million unit cases, a 4.8% growth compared to the Full Year ended December 31, 2007.  This growth was a result of increased soft drink volumes (+3.0.%) as well as an increase in the Juices and Waters segment (+13.0%).   In addition to the volume contributed by the water brand Benedictino, launched in February, and by the energy drink BURN, launched in May, the Company also launched, Fanta Zero, seeking to modernize the brand, Nestea Green Tea, Fanta Limón and Dasani Anti-Ox during the last quarter.

Net Sales amounted to Ch$275,489 million, a 3.4% improvement in real terms compared to the previous year, as a result of higher volumes and offset by a 1.3% decrease in real terms of the average income per unit case.

Cost of Sales per unit case remained stable. SG&A expenses increased 10.2% due to the reasons previously–mentioned for the Quarter.

Operating Income was 6.8% lower in real terms than the figure reported in the same period of 2007, amounting to Ch$57,938 million.  Operating Margin was 21.0%.

EBITDA amounted to Ch$73,569 million, a decrease of 3.3% compared to 2007.  EBITDA Margin was 26.7%.

BRAZIL

Fourth Quarter 2008 vs. Fourth Quarter 2007

Sales Volume for the Fourth Quarter of 2008 amounted to 49.8 million unit cases, representing a 1.9% decrease compared to the Fourth Quarter of 2007.   This lower volume growth reflects the change in weather conditions in Andina’s territories, where we had the heaviest rains of the last 20 years.

Net Sales reached Ch$85,096 million, representing a decrease of 8.8% and is mainly explained by lower volumes and a lower average income due to the effect of restatement of figures resulting from Chilean inflation, and partially offset by a slight increase of local prices.

Cost of Sales per unit case increased 1.7% mainly due to: (i) higher concentrate costs (due to price adjustments); (ii) increased prices for PET resin; (iii) increased aluminum costs; (iv) higher depreciation, and (v) an average 16.3% depreciation in real terms of the Brazilian real during the period, with a negative impact over U.S. dollar-denominated raw materials.  All of these factors were partially offset by a decrease in sugar prices.

SG&A expenses decreased 9.1% due to lower labor costs resulting from restructurings which took place during the second quarter.

The decrease in volumes along with increased costs resulted in Operating Income of Ch$15,684 million, a 26.5% decrease compared to the same period of 2007 and Operating Margin was 18.4%.

Finally, EBITDA amounted to Ch$19,192 million, a decrease of 20.2% compared to the Fourth Quarter of 2007.   EBITDA Margin was 22.6%.

Full Year ended December 31, 2008 vs. Full Year ended December 31, 2007

For the period ended December 31, 2008 the 34.6% appreciation of the Brazilian real to the Chilean peso had a positive impact over income and a negative impact over costs and expenses due to figure translation.

Sales Volume amounted to 174.0 million unit cases, remaining stable compared to 2007, strongly affected by the contraction in consumer demand and heavier rain in the territories within our franchise than those recorded during 2007.

Net Sales reached Ch$370,731 million, increasing 26.1% in real terms compared to the previous year.  This increase was as a result of price adjustments and the favorable exchange rate upon the translation of figures.

Cost of Sales per unit case increased 27.5%, mainly due to the effect upon translation of figures, increased depreciation and an increase in the price of certain raw materials.  All of these factors were partially offset by the lower price of sugar and a 6.5% average appreciation of the Brazilian real during the year, resulting in a positive impact over the costs of U.S. dollar-denominated raw materials.

Higher freight fees and labor costs, and particularly the effect upon translation of figures led to a 29.6% increase of SG&A expenses.

Operating Income increased 17.5% compared to 2007, amounting to Ch$61,443 million. Operating Margin was 16.6%.

EBITDA amounted to Ch$75,699 million, an increase of 20.0% in real terms, with an EBITDA Margin of 20.4%.

ARGENTINA

For the Fourth Quarter and Full Year ended December 31, 2008 the 22.2% and 26.5% appreciation of the Argentine peso to the Chilean peso respectively,  had a positive impact over income and a negative impact over costs and expenses due to figure translation.

Fourth Quarter 2008 vs. Fourth Quarter 2007

Sales Volume for the Fourth Quarter of 2008 remained stable reaching 35.4 million unit cases.

Net Sales reached Ch$61,109 million, representing an increase of 40.6% in real terms compared to the Fourth Quarter of 2007.  This improvement is explained by significant price adjustments, above costs’ inflation, and the effect upon translation of figures.

Cost of Sales per unit case increased 39.0% mainly explained by increased costs of concentrate (as a result of price increases), sugar and PET resin, higher labor costs and the effect upon translation of figures.

SG&A expenses increased 26.6%, mainly due to higher salaries, increased freight fees (resulting from labor costs, fuel prices and the agricultural strike that increased our distribution costs), and advertising investments in addition to the effect upon translation of figures.

Operating Income amounted to Ch$7,519 million, a 42.3% increase in real terms compared to the same period of 2007. Operating Margin was 12.3%, an increase of 10 basis points.

EBITDA reached Ch$9,205 million, an increase of 30.5%. EBITDA Margin was 15.1%

Full Year ended December 31, 2008 vs. Full Year ended December 31, 2007

Sales Volume reached 122.0 million unit cases, a 5.8% improvement compared to the Sales Volume reported in 2007, driven by the increase in salaries and private consumption observed during the period along with launchings of Cepita Light and Cepita 100% Jugo de Naranja that took place during August of 2008.

Net Sales reached Ch$204,751 million, representing an increase of 50.1% in real terms. This improvement is explained by higher volumes, significant price adjustments that took place during the period, in addition to the effects upon translation of figures.

Cost of Sales per unit case and SG&A expenses increased 38.4% and 55.4%, respectively explained by the same arguments given for the Fourth Quarter.

Operating Income amounted to Ch$22,153 million, a significant 56.2% increase. Operating Margin was 10.8%, 40 basis points higher than 2007.

EBITDA reached Ch$30,323 million, an increase of 42.5% in real terms compared.  EBITDA Margin was 14.8%.

NON-OPERATING RESULTS

Full Year ended December 31, 2008 vs. Full Year ended December 31, 2007

Non-Operating Results totaled a loss of (Ch$18,608) million, which compares negatively to a lower accumulated loss of (Ch$7,600) million recorded during 2007. This increased loss in the non-operating result line is best explained by:

•

Financial Expense/Income (Net):  Strongly affected by a negative variation basically resulting from losses in hedging operations (a 28.1% devaluation of the Chilean peso during 2008 compared to the 6.7% revaluation recorded during 2007.)

•

Price Level Restatement: Resulted in profits compared to a loss during 2007, mainly due to a higher exchange rate over our U.S. dollar asset position compensating the previously mentioned factor.

•

Other Non-Operating Income/Expenses:  Resulted in a higher loss compared to the previous period given that provisions were reversed and taxes were recovered during 2007, which did not occur during 2008.

Finally, net income amounted to Ch$94,836 million, an increase of 6.7% in real terms compared to the figure recorded as of December 31, 2007.

ANALYSIS OF THE BALANCE SHEET

As of December 31, 2008, the Company’s Net Cash Position amounted to US$ 69.3 million. Accumulated excess cash is invested in short term time deposits with top of the line banks and money markets.

During 2008 the company carried out hedge operations for a portion of its U.S. dollar-denominated investments so as to match part of the debt denominated in UFs with the financial assets. Upon maturity of these hedging operations we have converted our financial assets to UFs or to Chilean pesos, permanently reducing our balance sheet exposure to the U.S. dollar.  As a result, the Company holds 43.6% of its financial assets in Chilean pesos, 42.7% in UFs, 5.5% in Brazilian reais, and 2.7% in U.S. dollars. Total financial assets amounted to US$208.5 million.

Financial debt level as of December 31, 2008 amounted to US$139.1 million, 90.1% of which is UF-denominated, 6.6% in Argentine pesos, 2.6% in Chilean pesos, and 0.7% is in Brazilian reais.

II.

 Main Indicators

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

INDICATORS	Unit	Dec-08	Dec-07	Variance
LIQUIDITY
Current Ratio	Times	1.92	1.97	-0.04
Acid Tests	Times	1.69	1.76	-0.07
Working Capital	MCh$	16,735	29,844	-13,108
ACTIVITY
Investments	MCh$	67,074	61,011	6,064
Inventory turnover	Times	15.44	13.60	1.84
Days of inventory on hand	Days	23.31	26.46	-3.15
INDEBTEDNESS
Debt to equity ratio	%	74.14%	89.67%	-15.53%
Short-term liabilities to total liabilities	%	51.97%	52.16%	-0.19%
Long-term liabilities to total liabilities	%	48.03%	47.84%	0.19%
Interest charges coverage ratio	Times	37.10	42.67	-5.58
PROFITABILITY
Return over equity	%	29.07%	28.32%	0.75%
Return over total assets	%	16.02%	15.67%	0.35%
Return over operating assets	%	32.43%	32.80%	-0.37%
Operating income	MCh$	138,677	125,773	12,903
Operating margin	%	16.37%	18.14%	-1.77%
EBITDA[1]	MCh$	169,064	159,832	9,232
EBITDA margin	%	19.95%	23.05%	-3.10%
Dividends payout ratio - Series A shares	%	7.67%	7.16%	0.51%
Dividends payout ratio – Series B shares	%	6.96%	7.33%	-0.37%

1Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

The main indicators reflect the solid financial position and profitability held by the Company during both periods.

Liquidity indicators record a slight decrease due to an increase of short term indebtedness of our subsidiary in Argentina.

Indicators of indebtedness reflect a decrease due to an increase in shareholders’ equity resulting from the exchange rate difference over our foreign subsidiaries.  During the period net financial expenses amounted to Ch$3,326 million and earnings before interests and taxes amounted to Ch$123,395 million, achieving an interest coverage of 37.10 times, significantly higher than the previous period.

At year end 2007, operating profitability indicators and profitability over equity benefited from the reasons mentioned in paragraph I.

Iii.

 Analysis of Book Values and Present Value of Assets

With respect to the Company’s main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N° 64 issued by the Chilean Institute of Accountants (controlled in historical dollars).

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company’s participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

Iv.

 Analysis Of The Main Components Of Cash Flow

Cash Flow (MCh$)	Dec-08 MCh$	Dec-07 MCh$	Variation MCh$	Variation %
Operating	159,331	149,344	9,987	7%
Financing	-79,293	-98,813	19,520	20%
Investment	-75,466	34,244	-109,710	320%
Net cash flow for the Period	4,572	84,775	-80,203	95%

The Company generated positive net cash flow of MCh$4,572 during the quarter, analyzed as follows:

Operating activities generated a positive cash flow of MCh$159,331 representing a positive variation of MCh$9,987 mainly explained by increased collections from clients and partially compensated by higher payments to suppliers and income taxes regarding the previous year. Additionally, during 2008 the Company recorded higher financial income due to the expiration of Cross Currency Swap agreements.

Financing activities generated a negative cash flow of MCh$79,293; with a positive variation of MCh$19,520 regarding the previous year, mainly because of lower bond payments according to pre-established maturities and lower dividend payments compared to the same period of 2007.

Investment activities generated a negative cash flow of MCh$75,466 with a negative variation of MCh$109,710 regarding the previous year, mainly explained by higher sales of investments in financial instruments during the 2007 which did not occur in 2008, and additionally due to investments in property, plant and equipment, that were higher than those of 2007.

V.

 Analysis Of Market Risk

Interest Rate Risk

As of December 31, 2007 and 2008, the Company held 100% of its debt obligations at fixed-rates.  Consequently, the risk fluctuation of market interest rates regarding the Company’s cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the currencies of the markets in which it operates.  For the period the breakdown for each is the following:

Chilean peso:

32%

Brazilian real:

44%

Argentine peso:

24%

Since the Company’s sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the U.S. dollar-denominated liabilities.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effects of exchange risk in cash expenditures expressed in US dollars which mainly correspond to payment to suppliers for raw materials.

Accounting exposure of foreign subsidiaries (Brazil and Argentina) for the difference between monetary assets and liabilities, those denominated in local currency, and therefore, exposed to risks upon translation to the U.S. dollar, are only covered when it is foreseen that it will result in significant negative differences and when the associated cost of said coverage is deemed reasonable by management.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and that altogether represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advanced purchases are negotiated when market conditions are favorable.  Likewise commodity coverage instruments have also been utilized.

This document may contain forward-looking statements reflecting Embotelladora Andina SA’s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance.  Among the factors that can cause performance to differ materially are:  political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina’s periodic reports filed with relevant regulatory institutions.

Embotelladora Andina S.A.
Fourth Quarter Results for the period ended December 31, Chilean GAAP
(In millions of constant 12/31/08 Chilean Pesos, except per share)

	31-12-2008				31-12-2007
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	46.9	49.8	35.4	132.1	46.6	50.7	35.2	132.6	-0.4%
Soft Drink	38.0	47.1	34.9	120.0	37.7	47.7	34.6	120.0	-0.1%
Mineral Water	4.8	0.6	0.2	5.6	4.7	0.9	0.5	6.1	-9.5%
Juices	4.2	1.0	0.3	5.5	4.2	0.9	0.1	5.2	5.4%
Beer	NA	1.1	NA	1.1	NA	1.2	NA	1.2	-9.0%

NET SALES	80,820	85,096	61,109	226,040	80,295	93,310	43,456	216,159	4.6%
COST OF SALES	(44,388)	(44,867)	(34,811)	(123,081)	(42,448)	(44,971)	(24,911)	(111,428)	10.5%
GROSS PROFIT	36,432	40,229	26,298	102,959	37,847	48,339	18,545	104,732	-1.7%
Gross Margin	45.1%	47.3%	43.0%	45.5%	47.1%	51.8%	42.7%	48.5%
SELLING AND ADMINISTRATIVE EXPENSES	(16,904)	(24,546)	(18,779)	(60,229)	(15,744)	(27,014)	(13,263)	(56,022)	7.5%
CORPORATE EXPENSES (4)	0	0	0	(908)	0	0	0	(1,494)	-39.2%
OPERATING INCOME	19,527	15,684	7,519	41,822	22,103	21,325	5,282	47,216	-11.4%
Operating Margin	24.2%	18.4%	12.3%	18.5%	27.5%	22.9%	12.2%	21.8%
EBITDA (1)	23,416	19,192	9,205	50,904	25,673	24,053	7,054	55,285	-7.9%
Ebitda Margin	29.0%	22.6%	15.1%	22.5%	32.0%	25.8%	16.2%	25.6%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(4,038)				5,056	-179.9%
RESULTS FROM AFFILIATED				1,215				412	-195.0%
AMORTIZATION OF GOODWILL				(1,903)				(2,126)	-10.5%
OTHER INCOME/(EXPENSE)				(2,480)				1,582	-256.7%
PRICE LEVEL RESTATEMENT (3)				12,210				(4,810)	353.8%
NON-OPERATING RESULTS				5,003				113	4310.7%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				46,825				47,329	-1.1%

INCOME TAXES				(7,446)				(12,467)	-40.3%
MINORITY INTEREST				(31)				(13)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				39,348				34,849	12.9%
Net Margin				17.4%				16.1%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				51.8				45.8
EARNINGS PER ADS				310.5				275.0	12.9%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Fourth Quarter Results for the period ended December 31, Chilean GAAP
(In millions US$, except per share)

	Exch. Rate :	$ 636.45				Exch. Rate :	$ 496.89

	31-12-2008				31-12-2007
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	46.9	49.8	35.4	132.1	46.6	50.7	35.2	132.6	-0.4%
Soft Drink	38.0	47.1	34.9	120.0	37.7	47.7	34.6	120.0	-0.1%
Mineral Water	4.8	0.6	0.2	5.6	4.7	0.9	0.5	6.1	-9.5%
Juices	4.2	1.0	0.3	5.5	4.2	0.9	0.1	5.2	5.4%
Beer	NA	1.1	NA	1.1	NA	1.2	NA	1.2	-9.0%

NET SALES	127.0	133.7	96.0	355.2	148.4	172.4	80.3	399.5	-11.1%
COST OF SALES	(69.7)	(70.5)	(54.7)	(193.4)	(78.4)	(83.1)	(46.0)	(205.9)	-6.1%
GROSS PROFIT	57.2	63.2	41.3	161.8	69.9	89.3	34.3	193.5	-16.4%
Gross Margin	45.1%	47.3%	43.0%	45.5%	47.1%	51.8%	42.7%	48.5%
SELLING AND ADMINISTRATIVE EXPENSES	(26.6)	(38.6)	(29.5)	(94.6)	(29.1)	(49.9)	(24.5)	(103.5)	-8.6%
CORPORATE EXPENSES (4)	0.0	0.0	0.0	(1.4)	0.0	0.0	0.0	(2.8)	-48.3%
OPERATING INCOME	30.7	24.6	11.8	65.7	40.8	39.4	9.8	87.3	-24.7%
Operating Margin	24.2%	18.4%	12.3%	18.5%	27.5%	22.9%	12.2%	21.8%
EBITDA (1)	36.8	30.2	14.5	80.0	47.4	44.5	13.0	102.2	-21.7%
Ebitda Margin	29.0%	22.6%	15.1%	22.5%	32.0%	25.8%	16.2%	25.6%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(6.3)				9.3	-167.9%
RESULTS FROM AFFILIATED				1.9				0.8	-150.8%
AMORTIZATION OF GOODWILL				(3.0)				(3.9)	-23.9%
OTHER INCOME/(EXPENSE)				(3.9)				2.9	-233.3%
PRICE LEVEL RESTATEMENT (3)				19.2				(8.9)	315.8%
NON-OPERATING RESULTS				7.9				0.2	3650.0%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				73.6				87.5	-15.9%

INCOME TAXES				(11.7)				(23.0)	-49.2%
MINORITY INTEREST				(0.0)				(0.0)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				61.8				64.4	-4.0%
Net Margin				17.4%				16.1%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.08				0.08
EARNINGS PER ADS				0.49				0.51	-4.0%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Twelve Months Results for the period ended December 31, Chilean GAAP
(In millions of constant 12/31/08 Chilean Pesos, except per share)

	31-12-2008				31-12-2007
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	158.5	174.0	122.0	454.6	151.3	174.7	115.3	441.3	3.0%
Soft Drink	127.6	163.5	120.2	411.2	123.9	164.9	113.6	402.4	2.2%
Mineral Water	15.4	2.6	1.1	19.1	13.2	2.6	1.3	17.1	11.7%
Juices	15.5	3.7	0.8	20.1	14.2	3.2	0.4	17.8	13.1%
Beer	NA	4.2	NA	4.2	NA	4.1	NA	4.1	2.5%

NET SALES	275,489	370,731	204,751	847,301	266,430	294,029	136,423	693,354	22.2%
COST OF SALES	(155,740)	(197,432)	(121,148)	(470,651)	(148,146)	(155,416)	(82,698)	(382,731)	23.0%
GROSS PROFIT	119,749	173,299	83,603	376,651	118,284	138,613	53,726	310,623	21.3%
Gross Margin	43.5%	46.7%	40.8%	44.5%	44.4%	47.1%	39.4%	44.8%
SELLING AND ADMINISTRATIVE EXPENSES	(61,811)	(111,856)	(61,450)	(235,117)	(56,095)	(86,325)	(39,543)	(181,963)	29.2%
CORPORATE EXPENSES (4)	0	0	0	(2,857)	0	0	0	(2,887)	-1.0%
OPERATING INCOME	57,938	61,443	22,153	138,677	62,189	52,289	14,183	125,773	10.3%
Operating Margin	21.0%	16.6%	10.8%	16.4%	23.3%	17.8%	10.4%	18.1%
EBITDA (1)	73,569	75,699	30,323	176,734	76,046	63,083	21,274	157,515	12.2%
Ebitda Margin	26.7%	20.4%	14.8%	20.9%	28.5%	21.5%	15.6%	22.7%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(15,692)				11,427	-237.3%
RESULTS FROM AFFILIATED				1,879				813	131.1%
AMORTIZATION OF GOODWILL				(7,612)				(7,081)	7.5%
OTHER INCOME/(EXPENSE)				(5,987)				(252)	2276.0%
PRICE LEVEL RESTATEMENT (3)				8,804				(12,507)	170.4%
NON-OPERATING RESULTS				(18,608)				(7,600)	144.8%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				120,069				118,173	1.6%

INCOME TAXES				(25,248)				(29,262)	-13.7%
MINORITY INTEREST				16				(47)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0				0	NA
NET INCOME				94,836				88,865	6.7%
Net Margin				11.2%				12.8%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				124.7				116.9
EARNINGS PER ADS				748.4				701.3	6.7%
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.
Twelve Months Results for the period ended December 31, Chilean GAAP
(In millions US$, except per share)
	Exch. Rate :	$ 636.45				Exch. Rate :	$ 496.89

	31-12-2008				31-12-2007
	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	Chilean Operations	Brazilian Operations	Argentine Operations	Total (2)	% Ch.
VOLUME TOTAL BEVERAGES (Million UC)	158.5	174.0	122.0	454.6	151.3	174.7	115.3	441.3	3.0%
Soft Drink	127.6	163.5	120.2	411.2	123.9	164.9	113.6	402.4	2.2%
Mineral Water	15.4	2.6	1.1	19.1	13.2	2.6	1.3	17.1	11.7%
Juices	15.5	3.7	0.8	20.1	14.2	3.2	0.4	17.8	13.1%
Beer	NA	4.2	NA	4.2	NA	4.1	NA	4.1	2.5%

NET SALES	432.9	582.5	321.7	1,331.3	492.4	543.4	252.1	1,281.3	3.9%
COST OF SALES	(244.7)	(310.2)	(190.4)	(739.5)	(273.8)	(287.2)	(152.8)	(707.3)	4.6%
GROSS PROFIT	188.2	272.3	131.4	591.8	218.6	256.2	99.3	574.0	3.1%
Gross Margin	43.5%	46.7%	40.8%	44.5%	44.4%	47.1%	39.4%	44.8%
SELLING AND ADMINISTRATIVE EXPENSES	(97.1)	(175.8)	(96.6)	(369.4)	(103.7)	(159.5)	(73.1)	(336.3)	9.9%
CORPORATE EXPENSES (4)	0.0	0.0	0.0	(4.5)	0.0	0.0	0.0	(5.3)	-15.9%
OPERATING INCOME	91.0	96.5	34.8	217.9	114.9	96.6	26.2	232.4	-6.3%
Operating Margin	21.0%	16.6%	10.8%	16.4%	23.3%	17.8%	10.4%	18.1%
EBITDA (1)	115.6	118.9	47.6	277.7	140.5	116.6	39.3	291.1	-4.6%
Ebitda Margin	26.7%	20.4%	14.8%	20.9%	28.5%	21.5%	15.6%	22.7%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)				(24.7)				21.1	-216.8%
RESULTS FROM AFFILIATED				3.0				1.5	96.5%
AMORTIZATION OF GOODWILL				(12.0)				(13.1)	-8.6%
OTHER INCOME/(EXPENSE)				(9.4)				(0.5)	1920.1%
PRICE LEVEL RESTATEMENT (3)				13.8				(23.1)	159.8%
NON-OPERATING RESULTS				(29.2)				(14.0)	108.2%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST				188.7				218.4	-13.6%

INCOME TAXES				(39.7)				(54.1)	-26.6%
MINORITY INTEREST				0.0				(0.1)	NA
AMORTIZATION OF NEGATIVE GOODWILL				0.0				0.0	NA
NET INCOME				149.0				164.2	-9.3%
Net Margin				11.2%				12.8%

WEIGHTED AVERAGE SHARES OUTSTANDING				760.3				760.3
EARNINGS PER SHARE				0.20				0.22
EARNINGS PER ADS				1.18				1.30	-9.3%
(1) : Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts + Exchange rate gains & losses.
(4) Corporate expenses partially reclassified to the operations.

Embotelladora Andina S.A.

Consolidated Balance Sheet
(In million of constant 31-Dec-08 Chilean Pesos)

ASSETS	31-Dec-08	31-Dec-07	%Ch	LIABILITIES & SHAREHOLDERS' EQUITY	31-Dec-08	31-Dec-07	%Ch

Cash + Time deposits + market. Securit.	129,253	133,268	-3.0%	Short term bank liabilities	5,820	4,302	35.3%
Account receivables (net)	77,067	75,732	1.8%	Current portion of long term bank liabilities	226	133	0.0%
Inventories	31,227	29,728	5.0%	Current portion of bonds payable	2,758	7,530	-63.4%
Other current assets	18,995	42,941	-55.8%	Trade accounts payable and notes payable	92,085	92,066	0.0%
Total Current Assets	256,542	281,668	-8.9%	Other liabilities	32,514	39,167	-17.0%
				Total Current Liabilities	133,403	143,198	-6.8%
Property, plant and equipment	730,092	614,780	18.8%
Depreciation	(502,898)	(431,193)	16.6%	Long term bank liabilities	413	807	-48.7%
Total Property, Plant, and Equipment	227,194	183,588	23.8%	Bonds payable	77,040	80,148	-3.9%
				Other long term liabilities	44,466	48,992	-9.2%
Investment in related companies	29,530	27,183	8.6%	Total Long Term Liabilities	121,919	129,947	-6.2%
Investment in other companies	131	146	-10.3%
Goodwill	65,269	62,141	5.0%	Minority interest	1,386	1,402	-1.1%
Other long term assets	24,291	25,992	-6.5%
Total Other Assets	119,220	115,462	3.3%	Stockholders' Equity	346,249	306,171	13.1%

TOTAL ASSETS	602,957	580,718	3.8%	TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	602,957	580,718	3.8%

Financial Highlights
(In million of constant 31-Dec-08 Chilean Pesos)

ADDITIONS TO FIXED ASSETS	31-Dec-08	31-Dec-07		DEBT RATIOS	31-Dec-08	31-Dec-07

Chile	25,842	38,487		Financial Debt / Total Capitalization	0.20	0.28
Brazil	33,844	16,888		Financial Debt / EBITDA L12M	0.53	0.66
Argentina	7,389	5,636		EBITDA L12M / Interest Expense (net) L12M	18.63	16.23
	67,074	61,011		L12M: Last twelve months

* As of December 31, 2008, the Company registered a positive net cash position of US$ 69 million. Total debt amounted to US$ 139 million.
Total Cash amounted to US$ 208 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, March 12, 2009